

Pitch Deck

Pre built houses that are better and faster at the lowest cost.

boxabl.com

gtiramani@boxabl.com



Click here for youtube

Forward Looking Information- This presentation contains forward-looking statements and information relating to, among other things, Boxabl, its products, business plan, strategy, and the market for its products. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Boxabl. When used in the offering materials, the words "estimate," "project," "believe," "will," ""anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect Boxabl's current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Do not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Boxabl does not have any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

RIGHT

WRONG

PROBLEM

The Ford F-150 factory in Michigan builds one truck every **53 seconds.**

A single family home takes an average of **7 months** to be built.

WHY?



BOXABL



What is Boxabl

BOXABL

Mass produced, standardized building modules







BOXABL
build different

That connect and stack to build anything

















TECH - Transport

BOXABL

BOXABL
build different

BOXABL
build different

Foldable rooms that ship 2x-3x more building per truck



TECH - A System

BOXABL

A standardized building system engineered for endless configurations



CASITA
LIVE
IMAGINE
SLEEP MASTER
SLEEP 2
STACK STAIRS X3
[OPTIONAL
F/PLACE + W/C]











Boxabl produces the same rooms again and again

Our customers configure them onsite to build thousands of building types



TECH - Radical simplification

BOXABL

All new materials and manufacturing process compatible with automation.





Boxabl wall

Traditional wall

A better building, by every metric




Energy efficient building via a perfectly tight envelope and virtually zero thermal bridging, ½ energy consumption


Water resistant, flooding will cause no damage to structure, no mold, no rot


Hurricane wind rated, also resistant to flying debris


Snow load rated for 90% of the United States, upgradable for 100%

A better building, by every metric





Fire resistant, Interior and exterior has all non combustible material



Massively **simplified** rapid manufacturing



No wood in the structure



Lowest price on the market



Building materials that won't rot/degrade and are **extremely durable**



Ships **2-3x more square feet** per load, without oversize shipping fees

A price that can't be ignored



BOXABL

At what price will Boxabl become a default for builders?





$125
$100
$75
$50
$25
$0
Regular Construction Average
Box Prototype Cost (2019)
Projected Box Starter Factory (2020)
Projected Box Large Scale Factory (2025)
Projected Box Fully Automated Factory (2030)

The Big Picture?



A franchise model that can rapidly
scale world wide.

-Boxabl becomes a logistics company

-Franchisee/partners turn on factories around the world

-We supply franchisee with raw materials, custom equipment,

 branding, proprietary components QC etc.

- Strong intellectual property protection. Exclusive rights to 14+ patent

fillings to date.

Market Entry



Our first product- The Casita

Changes in zoning laws mean accessory dwelling units are becoming increasingly popular.

This hot market niche represents a lower barrier to entry and higher profit margins.

We can introduce the product to the market by selling backyard "ADUs" while undercutting prices of all competitors.



REAL ESTATE

Will California's new ADU laws create a backyard building boom?

A package of legislation passed in California may accelerate the creation of new housing in single-family neighborhoods

By **Patrick Sisson** | Oct 11, 2019, 12:00pm EDT

USA had **15,000+** permit applications for **ADUs** in **2019**

Long Term Market Opportunity



Worldwide building construction is a trillion dollar market

Boxabl will be able to build residential, multifamily, disaster relief, military and more.
Because we can ship, we can supply the international market.
The USA total attainable market could be up to $250,000,000,000

FRED 📈 — Total Construction Spending: Residental

Millions of Dollars

600,000	
560,000	
520,000	
480,000	
440,000	
400,000	
360,000	
320,000	
280,000	
240,000	

Jul 2012   Jan 2013   Jul 2013   Jan 2014   Jul 2014   Jan 2015   Jul 2015   Jan 2016   Jul 2016   Jan 2017   Jul 2017   Jan 2018   Jul 2018   Jan 2019   Jul 2019

Competition



The Boxabl Casita retail price is half of competitors

company	retail price $/ft	Retail module price	size square ft	model
Boxabl.com	$133.69	50000	374	Casita small
Boxabl.com	$120.32	90000	748	Casita large
https://www.plantprefab.com	$275.00	$111,650.00	406	LivingHomes
https://californiamodulars.com/	$325.00	$130,000.00	400	verona 400
http://connect-homes.com	$315.00	$144,900.00	460	Connect 1
https://modulehousing.com/	$312.00	$199,680.00	640	nook
https://californiamodulars.com/	~336	~80000	238	verona 400
https://cratemodular.com/accessor	$281.25	45000	160	single container
https://abodu.com	$404.04	200000	495	abodu
http://www.modative.com/adu	$409.61	179000	437	delta

Timeline



2017 - For centuries houses have been built using old technology. Boxabl is founded to bring the building industry into the 21st century by using modern manufacturing technology.

2018 - Delivered first prototype built by 3rd party to IBS show. Received millions of square feet in reservations by hundreds of builders.

2019 - Setup in house manufacturing facility to build Castita model.

2020 - Delivered Casita model to IBS show.

2020 - Raise capital for 100,000 ft Casita starter facility.

202X - Rapid international expansion via franchise factory model



Boxabl CEO Paolo Tiramani
&
HUD Secretary Dr. Ben Carson



Capital Raise. Change how the world

BOXABL

Raising $10,000,000 for factory expansion

Use of funds

-Rent warehouse
-Overhead
-Buy equipment
-Raw materials

Total unit cost - $30,000
Retail price - $50,000
Net profit margin 40%
50% of the competitors price

Output 300-900 casita modules per year

Factory location North Las Vegas NV

Projected 5 year net income $65,000,000



NEVADA
UTAH
CALIFORNIA
ARIZONA
Winnemucca
Elko
Reno
Carson City
Ely
Great Basin
Tonopah
Las Vegas
Boulder City
Lake Mead
Pyramid Lake
Lake Tahoe
Yosemite
Devils Postpile
Bishop
Merced
Fresno
Kings Canyon
Sequoia
Visalia
Tulare
Delano
Bakersfield
Death Valley
Paso Robles
San Luis Obispo
Santa Maria
Barstow
Castle Mountains
Bullhead City
Kingman
Grand Canyon
St. George
Zion
Cedar City
Great Salt Lake
Tule Springs Fossil Beds

Core Team



Paolo Tiramani/ CEO - An industrial designer and mechanical engineer Paolo holds over 150 patent filings which have generated more than $1billion in retail sales in a variety of industries. He has funded Boxabl to date through his intellectual property investment company 500 Group. Paolo moved operations to Las Vegas Nevada 2 years ago for its strategic location, business and tax climate to develop the Boxabl project into an operating company. Wiki

Kyle Denman/ Senior Engineer - Kyle is the senior engineer spearheading development of the Boxabl technology. A graduate in Mechanical Engineering from Stonybrook University he holds over 20 civil engineering and automotive mechanical patents. Kyle has been swinging a hammer since he was 12 years old for his family owned construction company and brings a deep understanding of all field issues with the industry combined with substantial engineering skills.

Mike J. Nelson/ Structural Engineer - Mike began his structural engineering career in 1989. After 13years developing his skills in commercial and residential projects he focused on structural insulated panels. Mike has worked on SIP projects in 30 States over the last 30 years.

Core Team



Galiano Tiramani/ Business Development - Galiano is an entrepreneur who has founded 2 successful startups. A cryptocurrency exchange and ATM network which acts as a custodian for customer funds with an annual trade volume in excess of $10m. Galiano also founded and operated a large green farming and processing facility which was sold in 2019. Boxabl will be the 3rd startup to use his ability to get projects operational and revenue generating quickly.

Robert Fischer/ Patent & General Counsel - A graduate of California Berkeley, Stanford and Cooper Union, Bob previously chaired the Licensing and Transactions Practice Group of Fitzpatrick Cella Harper and Scinto, one of the worlds leading I.P firms where he held responsibility for the I.P aspects of all transactions, including joint venture formations and sales of businesses.

Caleb Roope/ Board - Caleb is principal and CEO of the Pacific Companies, one of America's largest affordable housing developers. Since Boxabl was founded, Caleb has shared his insights and guidance, acting as a trusted advisor for the Boxabl project. Caleb recently raised $100m to build Autovol an automated modular factory that will attempt to set a new standard for factory production.



Core Team

BOXABL

Sponsors/Partners

Mitsubishi, Daikin, Professional Builder Magazine, Western Windows, Jeld-Wen, Nortiz, Versatex, Whirlpool, Firestone, Ashland, Department of Housing and Urban Development



Join us and help millions of people



Exclusive rights to **14+ patent filings**

6,000,000+ square feet of product interest from **500+** builders

80% projected build time reductions

50% projected cost reduction

75,000,000 in Casita waitlist with $100 deposits

10,000+ interested customers

Massive general interest via website